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                             June 23, 2022

       Matthew Brown,
       Chief Financial Officer
       Altair Engineering Inc.
       1820 East Big Beaver Road
       Troy, MI 48083

                                                        Re: Altair Engineering
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 28,
2022
                                                            Form 8-K Furnished
May 5, 2022
                                                            File No. 001-38263

       Dear Mr. Brown,:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2021

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Recurring Software License Rate, page 53

   1. Please tell us and revise to explain what the Recurring Software License Rate metric is intended to convey, why
such information is useful information to investors, and how management uses this
measure in managing or monitoring the performance of
                                                        your business. Also, as
your term licenses are renewed annually, tell us what
                                                        consideration was given
to disclosing your renewal rates for these licenses. Refer to SEC
                                                        Release 33-10751.
 Matthew Brown,
FirstName  LastNameMatthew  Brown,
Altair Engineering Inc.
Comapany
June       NameAltair Engineering Inc.
     23, 2022
June 23,
Page  2 2022 Page 2
FirstName LastName
Form 8-K furnished on May 5, 2022

Exhibit 99.1
First Quarter 2022 Financial Highlights, page 1

2. We note that you disclose Adjusted EBITDA margin and Free Cash Flow but do not disclose the comparable GAAP measure. Please revise to include the comparable GAAP measures with equal or greater prominence. Refer to Item
10(e)(1)(i)(A) of Regulation
         S-K and Question 102.10 of the Non-GAAP C&DIs.
Non-GAAP Financial Measures, page 2

3. You disclose that the non-GAAP tax adjustments approximate your tax rate excluding discrete items and other specific events that can fluctuate from period to period. Please explain to us in greater detail how you arrived at the non-GAAP tax effect and describe the discrete items and events that were excluded when arriving at the non-GAAP tax rate.
         In this regard, we note that the non-GAAP effective tax rates for the quarter ended March
         31, 2022 and for the fiscal year ended December 31, 2021 appear to be insignificant compared to the amount of non-GAAP income before income taxes and are significantly lower than the federal statutory rate.
4. We note that in your earnings call you discuss Non-GAAP gross profit, Non-GAAP gross margin and Non-GAAP operating expenses; however these measures are not reconciled in your earnings release furnished on Form 8-K. Please ensure that all non-GAAP measure referred to orally in your earnings calls are reconciled in your earnings release or on your web site. Refer to Regulation G.
Financial Results, page 8

5. Please revise to reconcile Adjusted EBITDA to GAAP Net loss, the most comparable
         GAAP measure. In this regard, we note that you currently reconcile Adjusted EBITDA to another Non-GAAP measure, Non-GAAP Net income. Refer to Item 10(e)(1)(i)(B) of
         Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Matthew Brown,
Altair Engineering Inc.
June 23, 2022
Page 3

       You may contact Christine Dietz, Senior Staff Accountant, at (202) 551-3408 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



FirstName LastNameMatthew Brown,                          Sincerely,
Comapany NameAltair Engineering Inc.
                                                          Division of
Corporation Finance
June 23, 2022 Page 3                                      Office of Technology
FirstName LastName